PINE VALLEY REPORTS ON CLOSING OF THE SALE OF FALLS MOUNTAIN COAL INC.’S SHARES TO CAMBRIAN MINING PLC AND ON MANAGEMENT CHANGES

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, July 3, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that it has completed the transaction, effective on June 29, 2007, that resulted in the sale of the Company’s wholly-owned subsidiary, Falls Mountain Coal Inc. (“FMC”), which holds all of the Company’s interests in the Willow Creek mine and related coal properties, to Cambrian Mining PLC (“Cambrian”).  This sale was contemplated under the Amended Plan of Compromise and Arrangement dated June 19, 2007 (the “Plan”) that the Supreme Court of British Columbia (the “Court”) approved and further authorized and directed the Company and its subsidiaries (the “Petitioners”) to implement in the Court sanction order issued June 25, 2007.

The Sale and Purchase Agreement amongst the Company, FMC and Cambrian (the “Agreement”) provides for payment of the following consideration:

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$15.65 million in cash (which includes working capital adjustments) paid on closing, with disbursements to be made in accordance with the Plan;

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Previously issued Western Canadian Coal Corp. Debentures (TSX:WTN.DB) in the principal amount of $11.0 million delivered on closing; and

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A quarterly royalty payment of $1.00 per tonne, subject to annual escalation at a rate of 2% per year to a maximum of $1.50, for each tonne of coal from either of the FMC coal properties or from WCCC’s Brule mine that is loaded from FMC’s train loading facilities; subject to an aggregate maximum of $26.0 million. Beginning one year from the closing of the transaction, a quarterly minimum royalty of $50,000 will be payable to an aggregate maximum of $2.0 million (such amount being included in the $26.0 million cap).

The Plan provides for certain payments for secured debt, transaction costs and other matters but does not provide for the final distribution of sale proceeds to the various general creditors in the CCAA process.  This further distribution will be governed by a definitive plan which will be voted on by FMC’s and PVM’s creditors.  There is significant risk and uncertainty as to what consideration may be available to shareholders of the Company arising from a definitive plan and the timing of such realization, if any.  Greater detail regarding the CCAA process and associated Court proceedings can be found at the Internet site of Ernst & Young Inc., which is acting as the Court appointed Monitor of the Petitioners, at the following address:

 http://www.ey.com/global/content.nsf/canada/insolvencies_-_pine_valley_mining_corporation

A number of management changes have also been made as a result of the restructuring of the Company.  The employment agreements of Mr. Jeffrey Fehn, Chairman of the Board of Directors, Mr. Robert Bell, President and Chief Executive Officer, and Mr. Martin Rip, Vice President Finance and Chief Financial Officer, have all been terminated by the Company, the latter two effective on the closing of the Cambrian transaction.  Mr. Fehn has agreed to continue as Chairman on an unpaid basis until a replacement has been elected.  Mr. Bell has agreed to remain a Director of the Company and to continue as President and Chief Executive Officer on an unpaid basis until a replacement is elected to the Board and appointed to fill his officer role.  Mr. Rip has been retained as a consultant to assist the Company while it continues its restructuring efforts under the CCAA.  Mr. Mark Smith, currently a Director, has accepted an appointment as Chief Financial Officer on an unpaid basis until a replacement can be appointed.  Mr. Graham Mackenzie, currently a Director, has agreed to serve as Corporate Secretary on an unpaid basis.

The Company anticipates the release of its 2007 annual financial results for the year ended March 31, 2007 and its Form 20-F by July 6, 2007.

Forward-Looking Statements

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, that involve a number of economic, legal, competitive, governmental and geological risks and uncertainties including but not limited to risks and uncertainties associated negotiation of a definitive plan of arrangement pursuant to the CCAA process, risks associated with the future cash flows that are contemplated under the Agreement, and other post-closing risks relating to that sale transaction.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the uncertainties arising in connection with the ongoing CCAA court proceedings, Cambrian’s dependence on the steel industry with respect to its coal assets, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s reliance on Cambrian to make future payments, and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006 and Management’s discussion and analysis for the three and nine months ending December 31, 2006 dated June 1, 2007.

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contact:

Robert (Bob) Bell

President & Chief Executive Officer

(604) 682-4678

Vancouver, British Columbia, Canada

E-mail:  pinevalley@pinevalleycoal.com